

ANGLO
AMERICAN





05009143

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Kirsty Beaton
Interim Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail lnorris@angloamerican.co.uk

10 June, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 10 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

K E Beaton
Assistant Company Secretary
Enc - 5 copies


SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2005
WASH, D.C.
209
SECTION

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 50,270,975 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
6 June 2005	105,264
7 June 2005	147,847
8 June 2005	34,516
9 June 2005	51,784
10 June 2005	50,500

The Company was advised of these transactions on 10 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
10 June 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 50,270,975 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
6 June 2005	105,264
7 June 2005	147,847
8 June 2005	34,516
9 June 2005	51,784
10 June 2005	50,500

The Company was advised of these transactions on 10 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
10 June 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 50,270,975 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
6 June 2005	105,264
7 June 2005	147,847
8 June 2005	34,516
9 June 2005	51,784
10 June 2005	50,500

The Company was advised of these transactions on 10 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
10 June 2005

K:\Min\Compsec\Linda\Shares\LSE Trust Notification.doc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 50,270,975 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
6 June 2005	105,264
7 June 2005	147,847
8 June 2005	34,516
9 June 2005	51,784
10 June 2005	50,500

The Company was advised of these transactions on 10 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
10 June 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 50,270,975 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
6 June 2005	105,264
7 June 2005	147,847
8 June 2005	34,516
9 June 2005	51,784
10 June 2005	50,500

The Company was advised of these transactions on 10 June 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
10 June 2005